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                                                                    Exhibit 18.2

Board of Directors
Video Update, Inc.
St. Paul, Minnesota

Dear Board Members:

We have audited the consolidated financial statements of Video Update, Inc. as of April 30, 1999 and for the year then ended, including your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated August, 12, 1999. Note 2 to such financial statements contains a description of your adoption during the year ended April 30, 1999 of an accelerated amortization method for video and game rental inventory. In our judgment, such change is to an alternative accounting method that is preferable under the circumstances.

                                        /s/ Deloitte & Touche LLP

Minneapolis, Minnesota
August 12, 1999